1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

TSMC June 2011 Sales Report

Hsinchu, Taiwan, R.O.C. – July 8, 2011 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for June 2011: On an unconsolidated basis, net sales were approximately NT$35.65 billion, a decrease of 0.9 percent over May 2011 and an increase of 1.5 percent over June 2010. Revenues for January through June 2011 totaled NT$210.39 billion, an increase of 10.3 percent compared to the same period in 2010.

On a consolidated basis, net sales for June 2011 were approximately NT$ 36.67 billion, a decrease of 0.1 percent over May 2011 and an increase of 0.9 percent over June 2010. Revenues for January through June 2011 totaled NT$215.89 billion, an increase of 9.5 percent compared to the same period in 2010.

TSMC Sales Report (Unconsolidated):

	(Unit: NT$ million)
Net Sales	2011*	2010	Increase (Decrease) %
June	35,654	35,113	1.5
January through June	210,394	190,809	10.3

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

	(Unit: NT$ million)
Net Sales	2011*	2010	Increase (Decrease) %
June	36,673	36,334	0.9
January through June	215,886	197,149	9.5

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

July 08, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June. 2011.

1) Sales volume (in NT$ million)

Period	Items	2011	2010
June	Net sales	35,654	35,113
Jan.-June	Net sales	210,394	190,809

2) Funds lent to other parties (in NT$ million)

	Limit of lending	June	Bal. as of period end
TSMC’s subsidiaries	32,657	—	7,175

3) Endorsements and guarantees : None.

4) Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option
		Futures	Forward	Swap	Sell	Buy	Combined Option	Others
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	—	3,699,250	—	—	—	—
	Mark to Market Profit/Loss	—	—	17,466	—	—	—	—
	Unrealized Profit/Loss	—	7,833	17,466	—	—	—	—
Expired Contracts	Notional Amount	—	69,257,801	42,591,446	—	—	—	—
	Realized Profit/Loss	—	(55,627)	(166,916)	—	—	—	—
Equity price linked product (Y/N)		—	N	N		—	—	—

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option
		Futures	Forward	Swap	Sell	Buy	Combined Option	Others
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	9,157,014	—	—	—	—	—
	Mark to Market Profit/Loss	—	(12,811)	—	—	—	—	—
	Unrealized Profit/Loss	—	(12,811)	—	—	—	—	—
Expired Contracts	Notional Amount	—	24,593,884	—	—	—	—	—
	Realized Profit/Loss	—	(27,971)	—	—	—	—	—
Equity price linked product (Y/N)		—	N	—		—	—	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option
		Futures	Forward	Swap	Sell	Buy	Combined Option	Others
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	1,182,251	—	—	—	—	—
	Mark to Market Profit/Loss	—	814	—	—	—	—	—
	Unrealized Profit/Loss	—	84	—	—	—	—	—
Expired Contracts	Notional Amount	—	7,310,745	—	—	—	—	—
	Realized Profit/Loss	—	(54,946)	—	—	—	—	—
Equity price linked product (Y/N)		—	N	—		—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 8, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer